UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-14768

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NSTAR Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                           NSTAR

800 Boylston Street, Boston, Massachusetts 02199

NSTAR Savings Plan

For the year ended December 31, 2008

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements -

Statements of Net Assets Available for Benefits -
December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits - Plan Year Ended December 31, 2008	5

Notes to Financial Statements	6 - 13

Supplemental Schedule * -

Schedule H, Line 4i - Form 5500 - Schedule of Assets (Held at End of Year) - December 31, 2008	14

Signature	15
Exhibit Index
Exhibit No. 23 - Consent of Independent Registered Public Accounting Firm

* Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plans Committee of the NSTAR Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the NSTAR Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caturano and Company, P.C.

June 25, 2009

Boston, Massachusetts

NSTAR Savings Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2008	2007
Assets
Investments:
Registered investment company shares, at fair value	$333,603	$489,873
NSTAR Common Share Fund, at fair value	265,044	265,672
Fidelity Brokerage Link, at fair value	29,976	42,193
Participant loans	17,655	17,725

Total investments	646,278	815,463

Other assets:
Receivables -
Participant’s contributions	350	602
Employer contributions	109	182
Due from broker for securities sold	334	38

Total other assets	793	822

Liabilities
Benefit claims payable	-	98

Net assets available for benefits	$647,071	$816,187

The accompanying notes are an integral part of these financial statements.

NSTAR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2008

(in thousands)

Additions to net assets attributed to:

Investment income:
Interest and dividends -
Registered investment company shares	$9,531
NSTAR Common Share Fund	9,523
Fidelity Brokerage Link	1,196
Interest on loans to participants	1,238
21,488

Net appreciation in fair value of NSTAR Common Share Fund	2,403

Contributions:
Participant’s	27,450
Employer	9,550
Rollover	571
37,571

Total net additions	61,462

Deductions from net assets attributed to:

Net depreciation in fair value of registered investment company shares	(161,977)
Net depreciation in fair value of Fidelity Brokerage Link	(16,447)
Benefits paid to participants or beneficiaries	(52,142)
Administrative expenses	(12)

Total deductions	(230,578)

Net decrease in net assets available for benefits	(169,116)

Net assets available for benefits:

Beginning of the year	816,187

End of the year	$647,071

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Notes to Financial Statements

Year ended December 31, 2008

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the "Plan") provides only general information.  Eligible participants’ ("Participants") benefits under this Plan are determined in accordance with the Plan document.  Participants should refer to the Plan document for a more complete description of the Plan.  Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee ("the Committee") of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion.  The fiduciaries with respect to the Plan are NSTAR (“the Company”) which is the Plan Sponsor, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, the Committee, and the Trustee as defined below.  NSTAR has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties.  Members of the Executive Personnel Committee select investment fund options available to participants and generally establish policies for the Plan.  The Pension Management Committee has the responsibility to monitor the performance and operations of the Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investment assets are held in trust by Fidelity Management Trust Company ("Fidelity"), the Plan's Trustee, and Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, the record keeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee.  The Executive Personnel Committee of the Company has the responsibility to appoint and remove the Plan Trustee.

NSTAR is a holding company engaged through its subsidiaries in the energy delivery business serving approximately 1.4 million customers in Massachusetts, including approximately 1.1 million electric distribution customers in 81 communities and 300,000 natural gas distribution customers in 51 communities.  Common Shares of NSTAR are listed on the New York Stock Exchange under the trading symbol of NST.

The Plan provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions.  The Plan has been amended from time to time.  The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), as amended, and utilizes the special federal income tax deferral features of section 401(k) of the Code.

Eligibility

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week are eligible to participate in the Plan.

Contribution Policy

Participants in the Plan may contribute from 1% to 50% of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service ("IRS") limit.  Participants can change the level of their deferral contributions at any time.  The employer matching contribution feature of the Plan is equal to 50% up to the first 8% of a Participant's eligible compensation contributed into the Plan.  The matching funds are invested in the NSTAR Common Share Fund, and there are no restrictions on Participants transferring these funds to other Plan investments.

Certain participants are able to contribute up to the annual IRS limit with respect to so-called pre-tax "catch-up" contributions to the Plan.  Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year, subject to certain limitations.

Participants are permitted to "roll-over" account balances from other qualified plans, subject to provisions of the Plan.

Investment Options

The Plan offers twelve investment portfolio or fund options: eight Fidelity-managed investment funds (Asset Manager 50%, Retirement Government Money Market, Retirement Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Discovery, Growth Company and Mid-Cap Stock), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class A ("the MSI Fund"), Vanguard Windsor II Shares (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund (comprised of Company shares and a money market fund).  Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit.  Participant contributions and investment earnings remain available for Participant direction.  Participants are allowed to reallocate their investment in the NSTAR Common Share Fund to other investment options at any time.

Dividends

Participants are permitted to reinvest NSTAR common share dividends allocated to the NSTAR Common Share Fund or to receive the distribution of those dividends in cash, or both, subject to a freeze period beginning seven days prior to the date any dividend is paid.  During this seven-day period, Participants cannot change this election.  If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio and distributed annually by March 31 of the following year.  These dividends are taxable to the Participant as ordinary income in the year in which they are received.

Participants' Accounts

Each Participant account is credited with its contribution and an allocation of Plan earnings (based on the Participant's account balance) and is charged with expenses, as applicable.  The Company matching contribution is invested in the NSTAR Common Share Fund that a Participant may transfer to any of the Plan's other investment options at any time.  Terminated or retired participants with vested account balances greater than $1,000 may maintain their accounts within the Plan, subject to Plan provisions.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Participant Account, Rollover Account, and Company Account.  Withdrawals from accounts are subject to IRS restrictions.

Upon termination of employment, a Participant may elect to be paid his/her account balance in a single sum or payment may be deferred until a later date but in no event later than the date he/she attains age seventy or if terminating employment after attaining age seventy, the end of the calendar year in which the Participant retires.

Participant Loans

Active employee participants in the Plan may obtain a loan from the balance in their account.  The loan may not be less than $1,000, nor exceed the lesser of $50,000 or 50% of the market value of the Participant's account.  A Participant is permitted a maximum of two outstanding loans at any one time.  Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions.  New loans are reflected as transfers out of the investment funds and both the principal and interest on the loan are repaid to the borrower's investment funds.  Interest rates on loans outstanding ranged from 4.0% to 9.5% at both December 31, 2008 and 2007.

Plan Termination

The Plan was established with the intent of continuing it indefinitely.  The Executive Personnel Committee reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time, subject to applicable laws.  If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances.  Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code.  The Code places restrictions on plan termination distributions, if the employer continues to maintain another similar plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and in accordance with the rules and regulations of ERISA.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit, as well as in some cases currency fluctuation.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Income Recognition

The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in the fund's Plan investment and is allocated daily.  Capital gain distributions are included in dividend income.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation (Depreciation) in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices.  The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching Company contributions are recorded in the period payroll deductions are made from Participants.  Contributions receivable at December 31, 2008 and 2007 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Expenses

Expenses and charges incurred in the administration of the Plan are paid by the Company.  Fees related to the Fidelity Brokerage Link are deducted from Participant accounts.  Mutual fund expenses are deducted from Participant accounts.  There is no cost to a Participant to initiate a loan.

Fair Value Measurements – SFAS 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.  While the standard does not expand the use of fair value, it has applicability to several current accounting standards that require or permit measurement of assets and liabilities at fair value.  The Plan prospectively adopted SFAS 157 on January 1, 2008, with no impact to the Plan’s net assets available for benefits.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three levels of the fair value hierarchy defined by SFAS 157 are:

Level 1 – Unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.  Financial assets utilizing Level 1 inputs include active exchange-traded equity securities.

Level 2 – Quoted prices available in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are directly observable, and inputs derived principally from market data.

Level 3 – Unobservable inputs from objective sources.  These inputs may be based on entity-specific inputs. Level 3 inputs include all inputs that do not meet the requirements of Level 1 or Level 2.

The following represents the fair value hierarchy of NSTAR Savings Plan financial assets that were recognized at fair value on a recurring basis as of December 31, 2008.  As required by SFAS 157, financial assets are classified based on the lowest level of input that is significant to the fair value measurement.

Recurring Fair Value Measures
(in millions)	Level 1	Level 2	Level 3	Total
Assets:
Registered investment company shares, at fair value	$334	$-	$-	$334
NSTAR Common Share Fund, at fair value	265	-	-	265
Fidelity Brokerage Link, at fair value	30	-	-	30
Participant loans	-	-	17	17
Total	$629	$-	$17	$646

Fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period.  Fair value of NSTAR common shares are based on the last quoted market price as of the close of business at period end.  Fair values of other investments in the Fidelity Brokerage Link assets, including common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options and exchange-traded limited partnerships are determined by quoted active-market prices where available.  Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank, which approximates fair value.  Participant loans receivable are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

The table below presents a summary of changes in the the Plan’s Level 3 assets, which consist only of Participant loans for the year ended December 31, 2008 (in millions):

Balance, Beginning of Year	$17

Loan withdrawals	7
Loan repayments	(6)
Deemed benefit payments	(1)

Balance, End of Year	$17

C.  Summary of Plan Investments

Investments are summarized below:

(in thousands)	December 31,
	2008	2007
Registered Investment Companies, at fair value:
Fidelity Asset Manager 50% Fund *	$42,909	$62,711
Fidelity Retirement Government Money Market Portfolio *	60,033	52,422
Spartan U.S. Equity Index Fund *	69,504	116,068
Vanguard Windsor II Fund *	59,652	101,253
Fidelity International Discovery Fund *	27,975	52,682
Other registered investment companies	73,530	104,737
	333,603	489,873

NSTAR Common Share Fund, at fair value:
NSTAR Common Shares *	262,456	262,869
Fidelity Institutional Cash Portfolio *	2,588	2,803
	265,044	265,672

Fidelity Brokerage Link, at fair value:
Registered investment companies	12,209	22,470
Common stock	8,117	11,931
Rights and warrants	-	1
Corporate bonds	89	68
Government bonds	362	310
Exchange traded options	4	(26)
Exchange traded limited partnerships	359	116
Certificates of deposit	270	824
Money market fund	8,566	6,499
	29,976	42,193

Participant loans, at estimated fair value	17,655	17,725

Total investments	$646,278	$815,463

*   Investments representing more than 5% of Plan assets.

    All investments listed above represent parties-in-interest to the Plan, except the securities within the     Fidelity Brokerage Link, as well as the Vanguard Windsor II Fund and the MSI Fund included in other     registered investment companies.

Net (depreciation) appreciation in the fair value of Fidelity Brokerage Link investments are as follows:

Year Ended
(in thousands)	December 31,
2008
Fidelity Brokerage Link:
Registered investment companies	$(9,541)
Common stock	(7,019)
Rights and warrants	(1)
Corporate bonds	(18)
Government bonds	54
Exchange traded options	151
Exchange traded limited partnerships	(73)
$(16,447)

D.  NSTAR Common Share Fund

Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund as of and for the year ended December 31, 2008 is as follows:

(in thousands)

Net assets, beginning of the year			$265,672
Changes in Net Assets -
Dividends and interest		$9,523
Contributions -
Participant’s	$3,205
Rollover	116
Employer	9,615
Loan Repayments	5,437	18,373
Net appreciation in fair value		2,403
Benefits paid to Participants		(17,022)
Loans to Participants		(5,005)
Interfund transfers and other		(8,900)	(628)
			$265,044

E.  Party-in-Interest Transactions

Certain Plan investments such as shares of mutual funds are managed by an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as that term is defined in section 3(14) of ERISA.  Also included in the Plan's investments are common shares of NSTAR, the Plan's sponsor, and Participant loans that also qualify as party-in-interest transactions.

F.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 at December 31, 2008 and 2007:

(in thousands)	2008	2007

Net assets available for benefits per the accompanying financial statements	$647,071	$816,187

Less: Contributions receivable	459	784

Net assets available for benefits per the Form 5500	$646,612	$815,403

The following is a reconciliation of the net decrease in net assets available for benefits per the accompanying financial statements to the Form 5500 for the year ended December 31, 2008:

(in thousands)

Net decrease per these financial statements		$(169,116)

Add:	Contributions receivable at the beginning of the year	784

Less:	Contributions receivable at the end of the year	(459)

Net decrease per the Form 5500		$(168,791)

G.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Committee for the Plan believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

NSTAR Savings Plan
Employee Identification Number 04-3466300
Plan Number 003
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	December 31, 2008
(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
	Identity of Issuer, Borrower,	Type of	Maturity	Rate of		Maturity		Current
	Lessor or Similar Party	Investment	Date	Interest	Collateral	Value	Cost	Value
*	Fidelity Asset Manager 50% Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$ 42,908,565
*	Fidelity Retirement Government Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	60,033,508
*	Fidelity Retirement Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	624,069
*	Fidelity Spartan U.S. Equity Index Fund	"	n/a	n/a	n/a	n/a	n/a	69,503,724
*	Fidelity Intermediate Bond Fund	"	n/a	n/a	n/a	n/a	n/a	26,882,197
*	Fidelity International Discovery Fund	"	n/a	n/a	n/a	n/a	n/a	27,974,787
*	Fidelity Growth Company Fund	"	n/a	n/a	n/a	n/a	n/a	20,743,961
*	Fidelity Mid-Cap Stock Fund	"	n/a	n/a	n/a	n/a	n/a	14,599,097
	Vanguard Windsor II Fund	"	n/a	n/a	n/a	n/a	n/a	59,652,156
	Morgan Stanley Institutional Fund, Inc. -
	Small Company Growth Portfolio - Class A	"	n/a	n/a	n/a	n/a	n/a	10,681,188
								333,603,252

*	NSTAR Common Shares	Common Stock	n/a	n/a	n/a	n/a	n/a	262,456,003
*	Fidelity Institutional Cash Portfolio	Money Market Fund	n/a	n/a	n/a	n/a	n/a	2,587,835
								265,043,838

*	Fidelity Brokerage Link
	Fidelity Brokerage Link Holdings	Varies	n/a	n/a	n/a	n/a	n/a	29,975,739

*	Participant Loans	Participant Loans	varies	4% - 9.5%	n/a	n/a	-	17,655,209
	Total							$ 646,278,038

*	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan
Date: June 25, 2009	/s/ CHRISTINE M. CARMODY
Christine M. Carmody Senior Vice President - Human Resources and Chair of the NSTAR Retirement Plans Committee on behalf of the NSTAR Retirement Plans Committee